UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended November 7, 2013

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. dated November 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner

Date: November 7, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS THIRD QUARTER RESULTS

Highlights

•	Generated distributable cash flow of $43.0 million in the third quarter of 2013, an increase of 11 percent from the third quarter of 2012.

•	Declared third quarter 2013 cash distribution of $0.5253 per unit; management intends to recommend a 2.5 percent distribution increase for the fourth quarter 2013 distribution payable in February 2014.

•	In September 2013, took delivery of the third of four newbuilding shuttle tankers that will operate under 10-year time-charter in Brazil and completed the acquisition of a HiLoad DP unit from Remora AS.

•	Liquidity of $423.7 million as at September 30, 2013.

Hamilton, Bermuda, November 7, 2013 - Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended September 30, 2013. During the third quarter of 2013, the Partnership generated distributable cash flow(1) of $43.0 million, compared to $38.6 million in the same period of the prior year.

On October 11, 2013, a cash distribution of $0.5253 per common unit was declared for the quarter ended September 30, 2013. The cash distribution is payable on November 8, 2013 to all unitholders of record on October 23, 2013.

“During the third quarter and fourth quarter to-date, Teekay Offshore remained focused on project execution, taking delivery of our third newbuilding shuttle tanker, the Bossa Nova Spirit, and completing the acquisition of the HiLoad DP unit from Remora AS,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC. “Both of these vessels are currently in transit to Brazil to commence their respective 10-year, fixed-rate contracts. In addition, repairs to the Voyageur Spirit FPSO’s compressor were completed on August 27th and the FPSO unit has since been earning its full rate with the charterer. It is important to note that the Partnership has been fully indemnified by Teekay Corporation for any loss of revenues prior to August 27th. Based on the additional distributable cash flow contribution from our acquisitions and newbuilding deliveries during the year to date, management intends to recommend to the Partnership’s Board of Directors a quarterly distribution increase of 2.5 percent, commencing with the fourth quarter distribution payable in February 2014. If approved, Teekay Offshore’s distributions will have increased by a total of 5 percent in 2013.”

Mr. Evensen continued, “The deepwater offshore fundamentals remain strong and we believe the Partnership is well-positioned to continue growing its distributable cash flow. In addition to several FSO projects and FPSO acquisition opportunities available from our sponsor, Teekay Corporation, the Partnership is currently bidding on several offshore projects which, if we are successful, will add to the Partnership’s future distributable cash flows.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Summary of Recent Events

Voyageur Spirit FPSO

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Since that time, the unit has been receiving full rate from the charterer. The Partnership expects to receive a certificate of final acceptance from the charterer after completing certain operational tests, which have been temporarily delayed by the charterer due to an unrelated issue which is the responsibility of the charterer. In the meantime, the Partnership will continue to earn the full rate as though the unit was producing at full capacity under the charter contract.

Teekay Corporation has agreed to indemnify Teekay Offshore for certain lost revenue relating to the full operation of the Voyageur Spirit FPSO unit. Any indemnification amounts from Teekay Corporation to the Partnership are effectively treated as a reduction in the purchase price paid to Teekay Corporation for the Voyageur Spirit FPSO by Teekay Offshore. During the third quarter of 2013, the Partnership’s indemnification effectively resulted in a $13 million reduction in the purchase price. Any future compensation received by the Partnership from the charterer related to the indemnification period will reduce the amount of Teekay Corporation’s indemnification to Teekay Offshore. Although the Partnership’s reported revenues is lower as a result of any off-hire relating to the Voyageur Spirit FPSO, there is no net impact on the Partnership’s cash flows as a result of the Teekay Corporation’s indemnification. For the period up to September 30, 2013, Teekay Corporation indemnified the Partnership approximately $30.0 million relating to the Voyageur Spirit FPSO. The Partnership has been and will continue to be indemnified by Teekay Corporation for lost revenues up until receipt of the certificate of final acceptance from the charterer, subject to a maximum of $54 million.

Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of November 1, 2013.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings / Conversions		Conversion Candidates (iii)	Total
Shuttle Tanker Segment	30	(i)	4	2	(ii)	1	37
FPSO Segment	5	(iv)	—	—		—	5
Conventional Tanker Segment	4		—	—		—	4
FSO Segment	5		—	1	(v)	—	6

Total	44		4	3		1	52

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and two shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent. One of the 67 percent owned shuttle tankers, the Randgrid, will be converted to an FSO unit for the Gina Krog FSO project after its current shuttle tanker charter contract expires in 2015.
(ii)	Includes one shuttle tanker newbuilding expected to deliver in November 2013 and to commence operations under a 10-year contract in the first quarter of 2014 and one HiLoad DP unit expected to commence operations under a separate 10-year contract in the second quarter of 2014 once delivery of the unit to Brazil and operational testing have been completed.
(iii)	Includes one shuttle tanker which is currently in lay-up and is a candidate for conversion to an offshore asset.
(iv)	Includes one FPSO unit in which Teekay Offshore’s ownership interest is 50 percent.
(v)	Includes the Navion Clipper shuttle tanker, which is currently being converted into an FSO unit and is expected to commence operations under a 10-year charter contract in the third quarter of 2014 with Salamander Energy plc.

In September 2013, Teekay Offshore sold a 1995-built conventional tanker, the Gotland Spirit, to a third party buyer for total net proceeds of $7.9 million.

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Other Future Growth Opportunities

Pursuant to an omnibus agreement that the Partnership entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay Corporation may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Shuttle Tankers

In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers (the BG Shuttle Tankers), constructed by Samsung Heavy Industries for an estimated total cost of approximately $446 million (excluding capitalized interest and miscellaneous construction costs). The BG Shuttle Tankers will operate under ten-year, fixed-rate time-charter-out contracts, which include certain extension options and vessel purchase options exercisable by the charterer. In May and June 2013, the Partnership took delivery of the Samba Spirit and Lambada Spirit, the first two of the four shuttle tanker newbuildings, which commenced their respective time-charter contracts with BG in late June and August 2013, respectively. In September 2013, the Partnership took delivery of the Bossa Nova Spirit, the third of the four shuttle tanker newbuildings, which will commence its time-charter contract with BG in November 2013. The remaining shuttle tanker newbuilding, the Sertanejo Spirit, is scheduled to be delivered in late-November 2013.

In November 2012, the Partnership agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The acquisition of the HiLoad DP unit, which will operate under a ten-year time-charter contract with Petroleo Brasileiro SA (Petrobras) in Brazil, was completed in September 2013 for $35.5 million (excluding modification costs) and the unit is expected to commence operations at its full time-charter rate in the second quarter of 2014 once delivery of the DP unit to Brazil and operational testing have been completed. Under the terms of an agreement between Remora and Teekay Offshore, the Partnership has a right of first refusal to acquire any future HiLoad DP projects developed by Remora. In July 2013, Remora was awarded a contract by BG Brasil to perform a FEED study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, will include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

FPSO Units

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (Odebrecht) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht has become a 50 percent partner in the Cidade de Itajai FPSO project and Teekay Corporation is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in the Partnership being able to acquire Teekay Corporation’s interests in such projects pursuant to the omnibus agreement.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to the Partnership the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, prior to July 9, 2014. The purchase price for the Petrojarl Foinaven would be its fair market value plus any additional tax or other costs incurred by Teekay Corporation to transfer ownership of this FPSO unit to the Partnership.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by an FPSO unit being constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay Corporation is obligated to offer to the Partnership its interest in this FPSO project at Teekay Corporation’s fully built-up cost within a year after the commencement of the charter, which commencement is expected to occur in the fourth quarter of 2014.

In November 2011, Teekay Corporation acquired the Hummingbird Spirit FPSO unit from Sevan Marine ASA, a Norway-based developer of cylindrical-shaped FPSO units. In September 2013, the charterer of the unit, Centrica Energy, exercised its option to extend the existing Hummingbird Spirit FPSO contract out to March 31, 2016. Pursuant to the omnibus agreement, Teekay Corporation is only obligated to offer the Partnership the Hummingbird Spirit FPSO unit following the commencement of a charter contract with a firm period of greater than three years in duration.

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Teekay Corporation owns two additional FPSO units, the Petrojarl Banff FPSO and the Petrojarl 1 FPSO, which may also be offered to the Partnership in the future pursuant to the omnibus agreement.

FSO Units

In May 2013, the Partnership entered into an agreement with Statoil Petroleum AS (Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the 1995-built shuttle tanker, Randgrid, which the Partnership currently owns through a 67 percent-owned subsidiary. The FSO conversion project is expected to be completed for a net capital cost of approximately $220 million, including the cost of acquiring the remaining 33 percent ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early-2017, the newly converted FSO unit will commence operations under a three-year firm period time-charter contract to Statoil, which also includes 12 additional one-year extension options.

In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (Salamander) to supply an FSO unit in Asia. The Partnership is converting its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $10.5 million for the quarter ended September 30, 2013, compared to $24.3 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $36.3 million and $10.6 million for the quarters ended September 30, 2013 and September 30, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net loss attributable to the partners of $25.8 million for the third quarter of 2013, compared to a net income of $13.8 million in the same period of the prior year. Net revenues(2) increased to $207.3 million for the third quarter of 2013, compared to $196.1 million in the same period of the prior year.

The Partnership reported adjusted net income attributable to the partners(1) of $39.1 million for the nine months ended September 30, 2013, compared to $71.0 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $12.9 million and decreasing net income by $16.8 million for the nine months ended September 30, 2013 and September 30, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $52.0 million for the nine months ended September 30, 2013, compared to $54.3 million in the same period of the prior year. Net revenues(2) for the nine months ended September 30, 2013 was $595.6 million, compared to $584.3 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three and nine months ended September 30, 2013 declined from the same periods in the prior year, mainly due to the sale and lay-up of older shuttle and conventional tankers during 2012 and 2013 as their related charter contracts expired or terminated, and lower shuttle tanker project revenues due to fewer opportunities for short-term trading of excess shuttle tanker fleet capacity. In addition, there was a higher level of maintenance activity in the FPSO fleet during the first nine months of 2013, compared to the same period of the prior year. As a result of the delay in receiving the certificate of final acceptance from the charterer for the Voyageur Spirit FPSO, the Partnership has not recorded the revenues associated with its operations since its acquisition on May 2, 2013 through August 26, 2013; however, $13.0 million and $30.0 million in indemnification payments have been made by Teekay Corporation for the three and nine months ended September 30, 2013, respectively, which are recorded in equity as an adjustment to the purchase price of the FPSO unit. As a result of the indemnification from Teekay Corporation, there is no net impact on the Partnership’s cash flows relating to the Voyageur Spirit FPSO off-hire.

Adjusted net income is expected to increase in the fourth quarter of 2013 and into the first quarter of 2014 when the remaining two shuttle tanker newbuildings begin their time-charter contracts in Brazil and the Voyageur Spirit is on-hire for the full quarter.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of (loss) income, changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s four segments: the Shuttle Tanker segment, the FPSO segment, the Conventional Tanker segment and the FSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix D for further details).

	Three Months Ended
	September 30, 2013
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(1)	112,446	73,908	6,829	14,129	207,312
Vessel operating expenses	37,221	42,773	1,494	7,547	89,035
Time-charter hire expense	14,142	—	—	—	14,142
Depreciation and amortization	29,720	17,789	1,675	2,736	51,920

CFVO from consolidated vessels(2)	54,136	22,623	3,272	7,438	87,469
CFVO from equity accounted vessel(3)	—	4,852	—	—	4,852
Total CFVO(2)	54,136	27,475	3,272	7,438	92,321

	Three Months Ended
	September 30, 2012
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues(1)	117,434	57,903	8,545	12,174	196,056
Vessel operating expenses	38,179	28,915	1,801	8,404	77,299
Time-charter hire expense	14,910	—	—	—	14,910
Depreciation and amortization	30,212	12,726	1,558	2,250	46,746

CFVO from consolidated vessels(2)	59,968	21,790	9,702	4,068	95,528
CFVO from equity accounted vessel(3)	—	—	—	—	—
Total CFVO(2)	59,968	21,790	9,702	4,068	95,528

(1)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C, included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations (CFVO) from consolidated vessels represents (loss) income from vessel operations before depreciation and amortization expense, write-down and loss on sale of vessels and amortization of deferred gains, includes the realized gains (losses) on the settlement of foreign exchange forward contracts and cash flow from vessel operations relating to its discontinued operations and adjusting for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E included in this release for a description and reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(3)	The Partnership’s equity accounted investment for the three months ended September 30, 2013 reflects the Partnership’s 50 percent interest in the Cidade de Itajai FPSO unit. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment decreased to $54.1 million in the third quarter of 2013 compared to $60.0 million for the same period of the prior year. Lower shuttle tanker project revenues, the lay-up of the Navion Clipper upon expiration of its time-charter contract during the fourth quarter of 2012, and the sale of the Navion Savonita in the fourth quarter of 2012 were partially offset by increased revenues as a result of the commencement of the time-charters for the first two BG Shuttle Tankers in June and August 2013.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment, including the equity-accounted vessel, increased to $27.5 million for the third quarter of 2013 compared to $21.8 million for the same period of the prior year, primarily due to cash flow from the acquisition of the Voyageur Spirit and Cidade de Itajai FPSO units in the second quarter of 2013, partially offset by higher maintenance costs due to class work on the FPSO units. Cash flow from vessel operations for the third quarter of 2013 excludes the $13.0 million Voyageur Spirit FPSO indemnification payment from Teekay Corporation.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $3.3 million in the third quarter of 2013 compared to $9.7 million for the same period of the prior year primarily due to the sale of five conventional tankers during the past twelve months.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment increased in the third quarter of 2013 to $7.4 million compared from $4.1 million generated in the same period of the prior year, primarily as a result of the Navion Saga dry-docking during the third quarter of 2012.

Liquidity and Continuous Offering Program Update

In May 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through September 30, 2013, the Partnership sold an aggregate of 85,508 common units under the COP, generating proceeds of approximately $2.4 million (including the Partnership’s general partner’s 2 percent proportionate capital contribution and net of offering costs). The Partnership did not sell any units under the COP during the third quarter of 2013.

As of September 30, 2013, the Partnership had total liquidity of $423.7 million, which consisted of $258.9 million in cash and cash equivalents and $164.8 million in undrawn revolving credit facilities

Conference Call

The Partnership also plans to host a conference call on Friday, November 8, 2013 at noon (ET) to discuss the results for the third quarter of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-866-322-8032 or 416-640-3406, if outside North America, and quoting conference ID code 3977960.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

A supporting Third Quarter 2013 Earnings Presentation will also be available at www.teekayoffshore.com in advance of the conference call start time.

The conference call will be recorded and available until Friday, November 15, 2013. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 3977960.

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About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) and owns interests in 37 shuttle tankers (including four chartered-in vessels, one committed newbuilding and one HiLoad Dynamic Positioning (DP) unit), five floating production, storage and offloading (FPSO) units, four conventional oil tankers and six floating storage and offtake (FSO) units (including one committed FSO conversion unit). The majority of Teekay Offshore’s fleet is employed on long-term, stable contracts. In addition, Teekay Offshore also has rights to participate in certain other FPSO, shuttle tanker and HiLoad DP opportunities provided by Teekay Corporation (NYSE:TK), Sevan Marine ASA (Oslo Bors:SEVAN) and Remora AS.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO.”

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30, 2013	June 30, 2013(1)	September 30, 2012	September 30, 2013(1)	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	235,561	222,412	217,709	670,085	669,215
OPERATING EXPENSES
Voyage expenses	28,249	23,273	21,653	74,470	84,867
Vessel operating expenses (2)	89,035	86,519	77,299	252,878	230,557
Time-charter hire expense	14,142	14,093	14,910	43,012	41,496
Depreciation and amortization	51,920	50,265	46,746	146,695	143,137
General and administrative (2)	12,600	10,417	9,212	33,407	26,842
Write-down and loss on sale of vessels(3)	57,502	—	9,193	57,502	10,241
Restructuring charge(4)	449	1,395	—	2,503	—

Total operating expenses	253,897	185,962	179,013	610,467	537,140

(Loss) income from vessel operations	(18,336)	36,450	38,696	59,618	132,075

OTHER ITEMS
Interest expense	(16,789)	(16,035)	(11,891)	(44,452)	(36,673)
Interest income	467	1,465	184	2,127	534
Realized and unrealized (losses) gains on derivative instruments (5)	(7,952)	33,901	(13,458)	24,872	(57,536)
Equity income	1,199	1,598	—	2,797	—
Foreign exchange (losses) gains (6)	(2,730)	3,555	(718)	(2,813)	(2,590)
Loss on bond repurchase(7)	—	—	—	(1,759)	—
Other income (expense) – net	310	260	(54)	884	1,224

Total other items	(25,495)	24,744	(25,937)	(18,344)	(95,041)

(Loss) income from continuing operations before income tax expense	(43,831)	61,194	12,759	41,274	37,034
Income tax expense	(107)	(456)	(1,025)	(329)	(564)

Net (loss) income from continuing operations	(43,938)	60,738	11,734	40,945	36,470
Net (loss) income from discontinued operations(8)	(333)	(2,134)	2,605	(4,642)	20,843

Net (loss) income	(44,271)	58,604	14,339	36,303	57,313

Non-controlling interests in net (loss) income	(18,483)	3,274	572	(13,432)	3,040
Dropdown Predecessor’s interest in net (loss) income (1)	—	(2,225)	—	(2,225)	—
Preferred unit’s interest in net (loss) income	2,718	1,813	—	4,531	—
General Partner’s interest in net (loss) income	2,148	3,833	2,547	9,053	7,410
Limited Partners’ interest in net (loss) income	(30,654)	51,909	11,220	38,376	46,863

Weighted-average number of common units - basic	83,700,905	82,726,359	73,577,367	82,190,727	71,617,338
Weighted-average number of common units - diluted	83,700,905	82,742,751	73,577,367	82,205,069	71,617,338
Total number of common units outstanding at end of period	83,702,079	83,700,308	80,105,408	83,702,079	80,105,408

(1)	Results for the Voyageur Spirit FPSO unit for the period beginning in April 13, 2013 prior to its acquisition by the Partnership on May 2, 2013 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.
(2)	In order to more closely align the Partnership’s presentation to that of many of its peers, the cost of ship management services of $8.8 million and $26.5 million for the three and nine months ended September 30, 2013, respectively, and $8.6 million for the three months ended June 30, 2013 have been presented in vessel operating expenses. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $9.6 million and $28.9 million for the three and nine months ended September 30, 2012, respectively.
(3)	Write-down and loss on sale of vessels for the three and nine months ended September 30, 2013 include the impairment of four of the Partnership’s shuttle tankers built in the 1990s to their estimated fair value, including the impairment of $37.2 million of two shuttle tankers which the Partnership owns through a 50 percent-owned subsidiary. The write-downs were the result of the re-contracting of two of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for a contract renewal for the remaining shuttle tanker currently operating in Brazil. Write-down and loss on sale of vessels for the three and nine months ended September 30, 2012 includes a $0.3 million loss on sale related to a 1992-built shuttle tanker and a $8.9 million write-down related to a 1993-built shuttle tanker. Write-down and sale of vessels for the nine months ended September 30, 2012 also includes a $1.0 million write-down related to the 1992-built shuttle tanker.
(4)	Restructuring charge for the three and nine months ended September 30, 2013 relates to the reflagging of one shuttle tanker. In addition, restructuring charge for the nine months ended September 30, 2013 relates to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker and conventional tanker business units.
(5)	The realized (losses) gains on derivative instruments relate to the amounts the Partnership actually paid or received to settle such derivative instruments, and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2013	2013	2012	2013	2012
Realized (losses) gains relating to:
Interest rate swap termination	(31,798)	—	—	(31,798)	—
Termination of interest rate swap in Dropdown Predecessor	—	(4,099)	—	(4,099)	—
Interest rate swaps	(14,354)	(14,956)	(14,523)	(43,933)	(43,868)
Foreign currency forward contract	722	(1,646)	230	(571)	1,865

	(45,430)	(20,701)	(14,293)	(80,401)	(42,003)

Unrealized gains (losses) relating to:
Interest rate swap termination	31,798	—	—	31,798	—
Termination of interest rate swap in Dropdown Predecessor	—	3,984	—	—	—
Interest rate swaps	4,715	52,947	(1,437)	76,617	(18,516)
Foreign currency forward contracts	965	(2,329)	2,272	(3,142)	2,983

	37,478	54,602	835	105,273	(15,533)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(7,952)	33,901	(13,458)	24,872	(57,536)

(6)	Foreign exchange (loss) gain includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swaps that were entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 maturing in 2013, of which it repurchased NOK 388.5 million in the first quarter of 2013 and recognized a realized gain of $6.8 million on the partial early termination of a cross currency swap and a realized foreign exchange loss of $6.6 million on the repurchase of the bonds. The Partnership also issued NOK 600 million unsecured bonds in 2012 maturing in 2017 and NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018. Foreign exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds are also detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2013	2013	2012	2013	2012
Realized gains on cross-currency swaps	331	297	634	1,353	2,324
Unrealized gains (losses) on cross-currency swaps	747	(9,307)	6,762	(34,062)	3,865
Unrealized (losses) gains on revaluation of NOK bonds	(3,235)	13,250	(8,216)	35,026	(7,833)
Realized gain on partial termination of cross-currency swap	—	—	—	6,800	—
Realized foreign exchange loss on partial repurchase of NOK bonds	—	—	—	(6,573)	—

(7)	Loss on bond repurchase for the nine months ended September 30, 2013 relates to the repurchase of NOK 388.5 million of the Partnership’s existing NOK 600 million bond issue at a premium.
(8)	Results for six conventional tankers (Hamane Spirit, Torben Spirit, Luzon Spirit, Leyte Sprit, Poul Spirit and Gotland Spirit), which the Partnership sold during 2012 and 2013, have been included in Net (loss) income from discontinued operations for the three and nine months ended September 30, 2013 and September 30, 2012.

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	September 30, 2013	June 30, 2013	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	258,900	163,744	206,339
Accounts receivable	158,234	176,189	91,879
Vessels held for sale	—	6,800	13,250
Net investments in direct financing leases - current	5,369	5,628	5,647
Prepaid expenses	41,746	30,461	29,392
Due from affiliates	12,772	25,665	29,682
Current portion of derivative instruments	987	546	12,398

Total current assets	478,008	409,033	388,587

Vessels and equipment
At cost, less accumulated depreciation	3,007,747	2,935,389	2,327,337
Advances on newbuilding contracts	47,562	82,499	127,286
Investment in and advances to joint venture	64,195	62,880	—
Net investments in direct financing leases	23,575	24,634	27,568
Derivative instruments	7,806	9,398	2,913
Deferred income tax	10,922	10,824	8,948
Other assets	37,382	36,008	28,112
Intangible assets - net	11,694	12,952	15,527
Goodwill - shuttle tanker segment	127,113	127,113	127,113

Total assets	3,816,004	3,710,730	3,053,391

LIABILITIES AND EQUITY
Current
Accounts payable	19,735	23,580	15,220
Accrued liabilities	152,018	152,724	61,708
Deferred revenues	20,231	1,464	22,641
Due to affiliates	122,605	97,192	47,810
Current portion of long-term debt	437,355	288,690	248,385
Current portion of derivative instruments	56,450	89,111	47,748
Current portion of in-process revenue contracts	12,744	12,744	12,744

Total current liabilities	821,138	665,505	456,256

Long-term debt	1,950,193	1,895,628	1,521,247
Derivative instruments	131,283	137,999	213,731
In-process revenue contracts	91,762	95,009	101,294
Other long-term liabilities	28,163	37,072	26,819

Total liabilities	3,022,539	2,831,213	2,319,347

Redeemable non-controlling interest	24,413	28,357	28,815
Equity
Limited partners - common units (83.7 and 80.1 million units issued and outstanding at September 30, 2013 and December 31, 2012, respectively)	572,662	634,949	640,990
Limited partners - preferred units (6.0 and nil million units issued and outstanding at September 30, 2013 and December 31, 2012, respectively)	144,870	144,921	—
General Partner	19,105	20,366	20,162
Accumulated other comprehensive loss	—	—	(58)

Partners’ equity	736,637	800,236	661,094

Non-controlling interests	32,415	50,924	44,135

Total equity	769,052	851,160	705,229

Total liabilities and total equity	3,816,004	3,710,730	3,053,391

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TEEKAY OFFSHORE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended
	September 30, 2013(1)	September 30, 2012
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	36,303	57,313
Non-cash items:
Unrealized (gain) loss on derivative instruments	(71,152)	11,962
Equity income	(2,797)	—
Depreciation and amortization	147,931	147,382
Write-down and loss on sale of vessels	75,967	12,462
Deferred income tax (recovery) expense	(148)	592
Foreign currency exchange gain and other	(43,107)	(1,748)
Change in non-cash working capital items related to operating activities	66,016	(18,670)
Expenditures for dry docking	(15,360)	(8,673)

Net operating cash flow	193,653	200,620

FINANCING ACTIVITIES
Proceeds from long-term debt	971,481	266,849
Scheduled repayments of long-term debt	(122,976)	(119,642)
Prepayments of long-term debt	(433,152)	(440,699)
Debt issuance costs	(13,371)	(4,361)
Equity contribution from Teekay Corporation to Dropdown Predecessor	5,596	—
Purchase of Voyageur LLC from Teekay Corporation (net of cash acquired of $0.9 million)	(239,036)	—
Equity contribution from joint venture partner	1,500	2,750
Proceeds from issuance of common units	65,124	257,770
Proceeds from issuance of preferred units	150,000	—
Expenses relating to equity offerings	(5,728)	(510)
Cash distributions paid by the Partnership	(141,783)	(116,696)
Cash distributions paid by subsidiaries to non-controlling interests	(4,190)	(5,767)

Net financing cash flow	233,465	(160,306)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(354,294)	(44,166)
Purchase of equity investment in Itajai joint venture (net of cash acquired of $1.3 million)	(52,520)	—
Proceeds from sale of vessels and equipment	27,986	16,485
Direct financing lease payments received	4,271	13,186

Net investing cash flow	(374,557)	(14,495)

Increase in cash and cash equivalents	52,561	25,819
Cash and cash equivalents, beginning of the period	206,339	179,934

Cash and cash equivalents, end of the period	258,900	205,753

(1)	In accordance with GAAP, the Consolidated Statement of Cash Flows for the nine months ended September 30, 2013 includes the cash flows relating to the Voyageur Spirit FPSO unit Dropdown Predecessor for the period from April 13, 2013 to May 2, 2013, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(44,271)	14,339	36,303	57,313
Adjustments:
Net loss (income) attributable to non-controlling interests	18,483	(572)	13,432	(3,040)
Net loss attributable to Dropdown Predecessor	—	—	2,225	—

Net (loss) income attributable to the partners	(25,788)	13,767	51,960	54,273
Add (subtract) specific items affecting net (loss) income :
Foreign exchange losses (1)	3,061	1,349	3,897	4,909
Unrealized (gains) losses on derivative instruments (2)	(37,416)	(835)	(102,412)	15,533
Components of discontinued operations(3)	(565)	—	7,184	(12,449)
Write-down and loss on sale of vessels(4)	57,502	9,193	57,502	10,241
Realized (gains) losses on foreign currency(5) forward contracts	(1,080)	—	783	—
Restructuring charge and other (6)	1,558	814	3,880	(1,908)
Realized loss on early swap termination(7)	31,798	—	31,798	—
Loss on bond repurchase(8)	—	—	1,759	—
Non-controlling interests’ share of items above(9)	(18,553)	29	(17,275)	436

Total adjustments	36,305	10,550	(12,884)	16,762

Adjusted net income attributable to the partners	10,517	24,317	39,076	71,035

(1)	Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and repurchase of Norwegian kroner bonds and exclude the realized gains and losses relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership
(2)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, including the unrealized mark-to-market value of interest rate swap within the Cidade de Itajai FPSO equity accounted joint venture and excluding amounts relating to the Dropdown Predecessor.
(3)	Related to components of net (loss) income from discontinued operations. The results for the three months ended September 30, 2013 include a gain on sale of the Gotland Spirit. In addition, the results for the nine months ended September 30, 2013 include the termination fees received from Teekay Corporation upon cancellation of the Poul Spirit and the Gotland Spirit time-charter contracts, partially offset by the write downs of the Poul Spirit and the Gotland Spirit to their estimated fair value in conjunction with the termination of their charter contracts and the loss on sale of the Poul Spirit. The results for the nine months ended September 30, 2012 include the termination fee received from Teekay Corporation upon the cancellation of the Hamane Spirit time-charter contract, partially offset by the loss on sale of the Hamane Spirit.
(4)	The write-down of vessels for the three and nine months ended September 30, 2013 includes the impairment of four of the Partnership’s shuttle tankers which were written down to their estimated fair value, including the impairment of $37.2 million of two shuttle tankers which the Partnership owns through a 50 percent-owned subsidiary. The write-down and sale of vessels for the three and nine months ended September 30, 2012 includes a $0.3 million loss on sale and a $8.9 million write-down related to a 1993-built shuttle tanker. The write-down and sale of vessels for the nine months ended September 30, 2012 also includes a $1.0 million write-down related to a 1992-built shuttle tanker.
(5)	Reflects the realized (gains) losses on foreign currency forward contracts entered into for the purchase of the HiLoad DP unit from Remora AS that is not designated as a hedge for accounting purposes.
(6)	Other items include restructuring charges of $0.4 million for the three and nine months ended September 30, 2013 relating to the reflagging of one shuttle tanker and $1.0 million related to a one-time success fee paid to Teekay Corporation relating to the purchase of the HiLoad unit. Other items also include restructuring charges of $2.1 million for the nine months ended September 30, 2013 relating to the reorganization of the Partnership’s marine operations to create better alignment with its shuttle tanker and conventional tanker business units. Other items for the three and nine months ended September 30, 2013 and 2012 include $0.1 million, $0.3 million, $0.8 million and $0.6 million, respectively, relating to the revaluation of a fair value adjustment of contingent consideration liability associated with the purchase of the Scott Spirit shuttle tanker. Other items for the three and nine months ended September 30, 2012 include $0.1 million and $0.3 million from foreign exchange losses resulting from hedging ineffectiveness. In addition, other items include a one-time reversal of an income tax accrual of $2.8 million for the nine months ended September 30, 2012.

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(7)	Reflects the realized loss on the early termination of an interest rate swap.
(8)	Loss on bond repurchase for the nine months ended September 30, 2013 relates to the repurchase of NOK 388.5 million of the Partnership’s existing NOK 600 million bond issue at a premium in January 2013.
(9)	Items affecting net (loss) income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

DISTRIBUTABLE CASH FLOW

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net (loss) income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, distributions relating to equity financing of newbuilding installments and on our preferred units, certain realized gains on forward contracts, vessel acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes, foreign currency and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net (loss) income for the quarters ended September 30, 2013 and September 30, 2012, respectively.

	Three Months Ended
	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)
Net (loss) income	(44,271)	14,339
Add (subtract):
Realized loss on termination of interest rate swap	31,798	—
Depreciation and amortization	51,920	46,746
Write-down and loss on sale of vessels	57,502	9,193
Non-cash items in discontinued operations(1)	(565)	1,022
Distributions relating to equity financing of newbuilding installments	3,331	1,674
Partnership’s share of equity accounted joint ventures’distributable cash flow before estimated maintenance capital expenditures	3,068	—
Equity income from joint venture	(1,199)	—
Distributions relating to preferred units	(2,718)	—
Estimated maintenance capital expenditures(2)	(27,971)	(26,830)
Indemnification from Teekay Corporation relating to the Voyageur Spirit FPSO(2)	13,000	—
Unrealized gains on non-designated derivative instruments (3)	(37,478)	(835)
Foreign exchange and other, net	916	(1,612)

Distributable Cash Flow before Non-Controlling Interests	47,333	43,697
Non-controlling interests’ share of DCF	(4,354)	(5,082)

Distributable Cash Flow	42,979	38,615

(1)	Includes depreciation and gain on sale of vessel included within discontinued operations.
(2)	Indemnification of the loss of revenues from the Voyageur Spirit FPSO is effectively treated as a reduction to estimated maintenance capital expenditures in the third quarter of 2013, since the indemnification amount received from Teekay Corporation is effectively treated as a reduction to the purchase price of the Voyageur Spirit FPSO.
(3)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	139,554	73,908	7,948	14,151	235,561
Voyage expenses	27,108	—	1,119	22	28,249

Net revenues	112,446	73,908	6,829	14,129	207,312

	Three Months Ended September 30, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	137,616	57,903	9,526	12,664	217,709
Voyage expenses	20,182	—	981	490	21,653

Net revenues	117,434	57,903	8,545	12,174	196,056

	Nine Months ended September 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	403,126	196,853	25,762	44,344	670,085
Voyage expenses (recoveries)	71,677	—	3,256	(463)	74,470

Net revenues	331,449	196,853	22,506	44,807	595,615

	Nine Months ended September 30, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Revenues	426,290	171,979	28,476	42,470	669,215
Voyage expenses	79,487	—	4,550	830	84,867

Net revenues	346,803	171,979	23,926	41,640	584,348

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended September 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues (See Appendix C)	112,446	73,908	6,829	14,129	207,312
Vessel operating expenses(1)	37,221	42,773	1,494	7,547	89,035
Time-charter hire expense	14,142	—	—	—	14,142
Depreciation and amortization	29,720	17,789	1,675	2,736	51,920
General and administrative(1)	6,172	5,231	1,186	11	12,600
Write-down and loss on sale of vessels	57,502	—	—	—	57,502
Restructuring charge	449	—	—	—	449

(Loss) income from vessel operations	(32,760)	8,115	2,474	3,835	(18,336)

	Three Months Ended September 30, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Net revenues (See Appendix C)	117,434	57,903	8,545	12,174	196,056
Vessel operating expenses(1)	38,179	28,915	1,801	8,404	77,299
Time-charter hire expense	14,910	—	—	—	14,910
Depreciation and amortization	30,212	12,726	1,558	2,250	46,746
General and administrative(1)	5,023	2,932	849	408	9,212
Write-down and loss on sale of vessels	9,193	—	—	—	9,193

Income from vessel operations	19,917	13,330	4,337	1,112	38,696

(1)	In order to more closely align the Partnership’s presentation to that of its peers, the cost of ship management services of $8.8 million for the three months ended September 30, 2013 have been presented in vessel operating expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amount reclassified was $9.6 million for the three months ended September 30, 2012.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX E - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM CONSOLIDATED VESSELS

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents (loss) income from vessel operations before depreciation and amortization expense, write-down and loss on sale of vessels and amortization of deferred gains, includes the realized gains (losses) on the settlement of foreign exchange forward contracts and cash flow from vessel operations relating to its discontinued operations and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2013
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
(Loss) income from vessel operations (See Appendix D)	(32,760)	8,115	2,474	3,835	(18,336)
Depreciation and amortization	29,720	17,789	1,675	2,736	51,920
Realized losses from the settlements of non- designated foreign exchange forward contracts	(326)	(34)	—	—	(360)
Amortization of intangible and non-cash portion of revenue contracts	—	(3,247)	—	—	(3,247)
Write-down of vessels	57,502	—	—	—	57,502
Falcon Spirit revenue accounted for as direct financing lease	—	—	—	(1,280)	(1,280)
Falcon Spirit cash flow from time-charter contracts	—	—	—	2,147	2,147
Cash flow from discontinued operations	—	—	(877)	—	(877)

Cash flow from vessel operations from consolidated vessels	54,136	22,623	3,272	7,438	87,469

	Three Months Ended September 30, 2012
	(unaudited)
	Shuttle Tanker Segment	FPSO Segment	Conventional Tanker Segment	FSO Segment	Total
Income from vessel operations (See Appendix D)	19,917	13,330	4,337	1,112	38,696
Depreciation and amortization	30,212	12,726	1,558	2,250	46,746
Unrealized gains from the change in fair value of designated foreign exchange forward contracts	60	—	—	—	60
Realized gains (losses) from the settlements of non- designated foreign exchange forward contracts	586	(356)	—	—	230
Amortization of intangible and non-cash portion of revenue contracts	—	(3,910)	—	—	(3,910)
Write-down and loss on sale of vessels	9,193	—	—	—	9,193
Falcon Spirit revenue accounted for as direct financing lease	—	—	—	(1,421)	(1,421)
Falcon Spirit cash flow from time-charter contracts	—	—	—	2,127	2,127
Cash flow from discontinued operations	—	—	3,807	—	3,807

Cash flow from vessel operations from consolidated vessels	59,968	21,790	9,702	1,941	95,528

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX F - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSEL

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessel

Cash flow from vessel operations from equity accounted vessel represents income from vessel operations before depreciation and amortization expense. Cash flow from equity accounted vessel represents the Partnership’s proportionate share of cash flow from vessel operations from its equity accounted vessel, the Cidade de Itajai FPSO unit. Cash flow from vessel operations from equity accounted vessel is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint venture. Cash flow from vessel operations from equity accounted vessel is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2013
	(unaudited)
	At 100%	Partnership’s 50%
Voyage revenues	18,167	9,084
Vessel and other operating expenses	7,480	3,740
Depreciation and amortization	3,615	1,807
General and administrative	984	492

Income from vessel operations of equity accounted vessel	6,088	3,045

Interest expense	(5,488)	(2,744)
Realized and unrealized gains on derivative instruments	1,359	679

Total other items	(4,129)	(2,065)

Net income / equity income of equity accounted vessel before income tax expense	1,959	980
Income tax recovery	439	219

Net income / equity income of equity accounted vessel	2,398	1,199

Income from vessel operations	6,088	3,045
Depreciation and amortization	3,615	1,807

Cash flow from vessel operations from equity accounted vessel	9,703	4,852

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the fundamentals in the offshore industry; the amount, timing and certainty of future increases to the Partnership’s common unit distributions, including the 2.5 percent distribution increase intended to be recommended by management for the fourth quarter 2013 distribution payable in February 2014; the change in distributable cash flow as a result of recent acquisitions and commencement of newbuilding time-charter contracts; future growth opportunities, including the Partnership’s ability to successfully bid for new offshore projects; the timing of the Voyageur Spirit receiving its certificate of final acceptance from E.ON; the timing of the new and converted vessels commencing their time charter contracts; the potential for the Partnership to acquire future HiLoad projects developed by Remora; the cost of converting vessels into FSO units; the potential for Teekay Corporation to offer additional vessels to the Partnership and the certainty of the Partnership agreeing to acquire such vessels; the timing of delivery of vessels under construction or conversion; the potential for the Partnership to acquire other vessels or offshore projects from Teekay Corporation or directly from third parties; and increases to the Partnership’s future adjusted net income as a result of the commencement of newbuilding time-charter contracts in the fourth quarter of 2013 and first quarter of 2014. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; the potential inability of the Voyageur Spirit FPSO to complete operational testing and receive its certificate of final acceptance from E.ON; Teekay Corporation’s indemnification of the Partnership for the Voyageur Spirit FPSO exceeding the maximum indemnification amount; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion delays; delays in the commencement of time-charters; the inability to successfully complete the operational testing of the HiLoad DP unit; failure of Teekay Corporation to offer to the Partnership additional vessels or of Remora or Odebrecht to develop new vessels or projects; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, or third parties; failure of the Board of Directors of the Partnership’s general partner to approve distribution increases recommended by management; the Partnership’s ability to raise adequate financing to purchase additional assets; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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